LML REPORTS RESULTS FOR THE SECOND QUARTER OF FISCAL 2003

VANCOUVER, BC, November 14, 2002 - LML PAYMENT SYSTEMS INC. (the "Corporation") (Nasdaq: LMLP) reports results for its second quarter and six months ended September 30, 2002. Earnings before income taxes, interest, depreciation and amortization ("EBITDA") for the second quarter was a loss of approximately ($162,000) or approximately ($0.01) per share, compared to an EBITDA loss of approximately ($1.2 million) or approximately ($0.06) per share for the second quarter ended September 30, 2001, an improvement in EBITDA of approximately $1.0 million or approximately 86.5%. There was a net loss of approximately ($770,000) or approximately ($0.04) per share for the second quarter ended September 30, 2002 compared to a net loss of approximately ($2.0 million) or approximately ($0.10) per share for the second quarter ended September 30, 2001.

Revenues for the second quarter were approximately $2.0 million, compared to approximately $2.3 million for the second quarter ended September 30, 2001, a decrease of approximately 13%. This decrease was a result of a reduction in overall returned check volume processed which was partially attributable to one of our largest customers, moving its primary check collections in-house, which was completed by September 30, 2001, and partially a result of softer consumer spending trends resulting in lower check volumes.

For the six months ended September 30, 2002, EBITDA was a loss of approximately ($586,000) or approximately ($0.03) per share, compared to an EBITDA loss of approximately ($2.2 million) or approximately ($0.12) per share for the six months ended September 30, 2001, an improvement in EBIDTA of approximately $1.6 million or approximately 73.4%. There was a net loss of approximately ($1.8 million) or approximately ($0.09) per share for the six months ended September 30, 2002 compared to a net loss of approximately ($3.7 million) or approximately ($0.20) per share for the six months ended September 30, 2001.

Revenues for the six months ended September 30, 2002 were approximately $3.9 million, compared to approximately $4.7 million for the six months ended September 30, 2001, a decrease of approximately 17%.

Cost of operations for the second quarter was approximately $1.6 million, or approximately 80% of revenue, compared to approximately $2.3 million or approximately 102% of revenue for the second quarter ended September 30, 2001, a decrease of approximately 30.4%. Sales, general and administrative expenses for the quarter were approximately $560,000, compared to approximately $1.2 million for the second quarter ended September 30, 2001, a decrease of approximately $640,000 or approximately 53.3%.

Cost of operations for the six months ended September 30, 2002 was approximately $3.2 million, or approximately 82% of revenue, compared to approximately $4.7 million or approximately 100% of revenue for the six months ended September 30, 2001, a decrease of approximately 32.0%. Sales, general and administrative expenses for the six months ended September 30, 2002 were approximately $1.3 million, compared to approximately $2.2 million for the second quarter September 30, 2001, a decrease of approximately $900,000 or approximately 40.9%.

"We are pleased to see a strong and continuing improvement in the overall operational costs of the enterprise. We are excited about our most recent announcements regarding the Houston grocery stores and SafeCHECK. We expect both transactions to have a positive effect on our future revenues," commented Richard R. Schulz, Controller and Chief Accounting Officer.

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About LML Payment Systems Inc.

The Corporation, through its subsidiary LML Payment Systems Corp., is a financial payment processor providing check processing solutions including electronic check authorization, electronic check conversion (ECC) and primary and secondary check collection including electronic check re-presentment (RCK) to national, regional and local retailers. We also provide selective routing of debit, credit and EBT transactions to third party processors and banks for authorization and settlement. The Corporation's intellectual property estate, owned by subsidiary LML Patent Corp, includes U.S. Patent No. 6,354,491, No. 6,283,366, No. 6,164,528 and No. 5,484,988 all of which relate to electronic check processing methods and systems.

Statements contained in this news release which are not historical facts are forward-looking statements, subject to uncertainties and risks. For a discussion of the risks associated with the Corporation's business, please see the documents filed by the Corporation with the SEC.

CONTACTS:

Patrick H. Gaines Investor Relations

President and CEO (800) 888-2260

(604) 689-4440